                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)(1)

               United States Satellite Broadcasting Company, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   912534 20 3
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                                 (CUSIP Number)

                        Elliot J. Larson, Highway 11 West
                     Warroad, Minnesota 56763 (218-386-1430)
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1997
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.   912534 20 3               13D                  Page 2 of 6 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Marvin Lumber and Cedar Company
                  I.R.S. Identification No. 41-0396845

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS*

                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Minnesota
                                 7         SOLE VOTING POWER           1,323,525
           NUMBER OF
            SHARES               8         SHARED VOTING POWER         0
         BENEFICIALLY
         OWNED BY EACH           9         SOLE DISPOSITIVE POWER      1,323,525
       REPORTING PERSON
             WITH                10        SHARED DISPOSITIVE POWER    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       1,323,525

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       2.2%

14       TYPE OF REPORTING PERSON*

                  CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   912534 20 3               13D                  Page 3 of 6 Pages


ITEM 1.   SECURITY AND ISSUER.
               Common stock, $.0001 par value

               United States Satellite Broadcasting Company, Inc. ("USSB") 3415 University Avenue
               St. Paul, Minnesota 55114

ITEM 2.   IDENTITY AND BACKGROUND.

          REPORTING PERSON
          (a), (b) AND (c). Marvin Lumber and Cedar Company, a Minnesota corporation ("MLC"), is engaged in the manufacture and distribution of windows, doors and related products. MLC's principal business and principal office address is Highway 11 West, Warroad, Minnesota 56763.


          DIRECTORS AND EXECUTIVE OFFICERS OF MLC
          (Unless otherwise indicated, the address of each of the following is c/o Marvin Lumber and Cedar Company, Highway 11 West, Warroad, Minnesota 56763.)


               Wm. S. Marvin; Director, Chairman of the Board and
               Chief Executive Officer

               Frank R. Marvin; Director and Vice Chairman

               John W. Marvin; Director and Chief Operating Officer

               George G. Marvin; Director and Group Vice President

               Susan I. Marvin; Director and President

               Robert W. Marvin; Director and Vice President
               Transportation

               Jerome B. Crary; Director, Chairman of the Board and Chief Executive Officer, JRC & Associates, Ltd., 1313 Laura Street, Mendota Heights, Minnesota 55118

               Elliot J. Larson; Chief Financial Officer and
               Secretary

               Dean Eckman; Director and Vice President Corporate
               Planning

CUSIP No.   912534 20 3               13D                  Page 4 of 6 Pages

          PERSONS WHO MAY BE DEEMED TO CONTROL MLC
          (The address of each of the following is c/o Marvin Lumber and Cedar Company, Highway 11 West, Warroad, Minnesota
          56763.)

                 Wm. S. Marvin

                 Frank R. Marvin

                 John W. Marvin

                 George G. Marvin

                 Susan I. Marvin

                 Robert W. Marvin

          (d) During the last five years, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the persons named above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the persons named above is a citizen of, or entity organized in, the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               In connection with a 1993 private placement, MLC purchased 17,647 shares of USSB common stock for an aggregate purchase price of $7,499,975. Pursuant to a recapitalization of USSB, such shares were converted, on a 75-for-one basis, into 1,323,525 shares of USSB common stock. Additionally, in connection with USSB's January 1996 initial public offering (the "IPO"), MLC purchased 92,500 shares of USSB Class A Common Stock for an aggregate purchase price of $2,497,500. On May 7, 1997, MLC sold the shares of USSB Class A Common Stock purchased by it in the IPO for aggregate consideration of $899,655.

ITEM 4.   PURPOSE OF TRANSACTION.

               All USSB securities held by MLC are held as an investment. MLC does not have any present plans or proposals which relate to, or would result in, any of the actions described in sections (a) through (j) of the Instructions to Item 4 of

CUSIP No.   912534 20 3               13D                  Page 5 of 6 Pages

          Schedule 13D.

ITEMS 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) AND (b). MLC owns an aggregate of 1,323,525 shares of USSB common stock, all of which were convertible, at the option of MLC, into 1,323,525 shares of USSB Class A Common Stock at any time after July 29, 1996 (see Item 6). Upon conversion of the shares of USSB common stock owned by MLC (and assuming no other options, warrants, rights or conversion privileges held by others are exercised), MLC would own approximately 4.5% of the outstanding shares of USSB Class A Common Stock.

               The following table lists the number of shares of USSB Class A Common Stock beneficially owned by each of the other persons named in
          Item 2, and the related percentage of outstanding USSB Class A Common Stock owned by such person.


                                                                                              Percent of
                                                                     Number of Shares      Outstanding USSB
                                                                     of USSB Class A        Class A Common
                             Person                                   Common Stock              Stock (1)
                             ------                                   ------------              ---------
                             William S. Marvin                             9,000                < 1%
                             John W. Marvin                               16,100                < 1%
                             Robert W. Marvin                              3,027                < 1%
                             George G. Marvin                                275                < 1%
                             Elliot Larson                                   200                < 1%
                             Susan Marvin                                    100                < 1%


                            ---------
                            (1) Computed for each person pursuant to the
                             provisions of Rule 13d-3(d)(1).


               The persons set forth above each have sole power to vote or direct the vote and to dispose or direct the disposition of their shares.

          (c) The number of shares of USSB common stock detailed in Parts (a) and (b) of this Item 5 takes into account any sales which have taken place during the past 60 days.

               Other than the sales of USSB common stock referenced in the preceding paragraph, there were no other transactions in shares of USSB common stock effected during the preceding 60 days by any of the persons named in Item 2.

CUSIP No.   912534 20 3               13D                  Page 6 of 6 Pages

          (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares owned by such persons.

          (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The persons named in Item 2 above have no contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of USSB, including, but not limited to, transfer or voting of any the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              March 16, 1999
                                              ---------------------------------
                                                          (Date)

                                              /s/   Elliot J. Larson
                                              ---------------------------------
                                                         (Signature)

                                              Chief Financial Officer
                                              ---------------------------------
                                                        (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


     ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).